UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                          GRUPO FINANCIERO GALICIA S.A.
--------------------------------------------------------------------------------
                                (Name of issuer)

               Class B Ordinary Shares, with Ps. 1.00 par value<f1>
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   399909100<f2>
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)

                                  ------------



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[X]   Rule 13d-1(d)


<f1> Ten Class B Ordinary Shares (the "Class B Shares") are evidenced by one
     American Depositary Share ("ADS") of the issuer.

<f2> The CUSIP number is for the ADSs.

CUSIP No. 399909100                    13G                   Page 2 of 13 Pages


--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          ----------------------------------------------------------------------
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Maria Ofelia Escasany
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Argentina
--------- ----------------------------------------------------------------------
NUMBER OF        5      SOLE VOTING POWER
SHARES                  0.66% through Class B Shares (7.4% of total votes,
                        aggregating all shares of capital stock of Grupo
                        Galicia owned directly and indirectly; see discussion
                        in Item 4)
                ------- -------------------------------------------------------
BENEFICIALLY     6      SHARED VOTING POWER
OWNED                   BY 73.4% (represents total votes of all
                        shares of capital stock owned, directly and
                        indirectly, by the Families (defined below);
                        see discussion in Item 4)
                ------- -------------------------------------------------------
EACH             7      SOLE DISPOSITIVE POWER
REPORTING               1.3% of Class B Shares
                ------- -------------------------------------------------------
PERSON WITH      8      SHARED DISPOSITIVE POWER
                        46.1% (total capital stock of Grupo Galicia owned,
                        directly and indirectly, by the Families; see
                        discussion in Item 4)
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,558,655 Class B Shares (44,474,390 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.3% Class B Shares (4.1% of total capital stock of Grupo Galicia;
          see discussion in Item 4)
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

CUSIP No. 399909100                    13G                   Page 3 of 13 Pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Maria Teresa Ayerza
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Argentina
--------- ----------------------------------------------------------------------
NUMBER OF        5       SOLE VOTING POWER
SHARES                   0% of Class B Shares (5.2% of total votes,
                         aggregating all shares of capital stock of Grupo
                         Galicia owned directly and indirectly; see discussion
                         in Item 4)
                 ------- -------------------------------------------------------
BENEFICIALLY      6      SHARED VOTING POWER
OWNED BY                 73.4% (represents total votes of all shares of
                         capital stock owned, directly and indirectly, by the
                         Families; see discussion in Item 4)
                 ------- -------------------------------------------------------
EACH              7      SOLE DISPOSITIVE POWER
REPORTING                0% of Class B Shares
                 ------- -------------------------------------------------------
PERSON WITH       8      SHARED DISPOSITIVE POWER
                         46.1% (total capital stock of Grupo Galicia owned,
                         directly and indirectly, by the Families; see
                         discussion in Item 4)
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Class B Shares (23,008,712 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0% Class B Shares (2.1% of total capital stock of Grupo Galicia; see discussion in Item 4).
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

CUSIP No. 399909100                    13G                   Page 4 of 13 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Adela Maria Ayerza de Gutierrez
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Argentina
--------- ----------------------------------------------------------------------
NUMBER OF         5      SOLE VOTING POWER
SHARES                   0% of Class B Shares (5.2% of total votes,
                         aggregating all shares of capital stock of Grupo
                         Galicia owned directly and indirectly; see discussion
                         in Item 4)
                 ------- -------------------------------------------------------
BENEFICIALLY      6      SHARED VOTING POWER
OWNED BY                 73.4% (represents total votes of all shares of
                         capital stock owned, directly and indirectly, by the
                         Families; see discussion in Item 4)
                 ------- -------------------------------------------------------
EACH              7      SOLE DISPOSITIVE POWER
REPORTING                0% of Class B Shares
                 ------- -------------------------------------------------------
PERSON WITH       8      SHARED DISPOSITIVE POWER
                         46.1% (total capital stock of Grupo Galicia owned,
                         directly and indirectly, by the Families; see
                         discussion in Item 4)
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Class B Shares (23,006,743 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0% Class B Shares (2.1% of total capital stock of Grupo Galicia;
          see discussion in Item 4)
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

CUSIP No. 399909100                    13G                   Page 5 of 13 Pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Abel Ayerza
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Argentina
--------- ----------------------------------------------------------------------
NUMBER OF         5      SOLE VOTING POWER
SHARES                   0% of Class B Shares (5.2% of total votes,
                         aggregating all shares of capital stock of Grupo
                         Galicia owned directly and indirectly; see discussion
                         in Item 4)
                 ------- -------------------------------------------------------
BENEFICIALLY      6      SHARED VOTING POWER
OWNED BY                 73.4% (represents total votes of all shares of
                         capital stock owned, directly and indirectly, by the
                         Families; see discussion in Item 4)
                 ------- -------------------------------------------------------
EACH              7      SOLE DISPOSITIVE POWER
REPORTING                0% of Class B Shares
                 ------- -------------------------------------------------------
PERSON WITH       8      SHARED DISPOSITIVE POWER
                         46.1% (total capital stock of Grupo Galicia owned,
                         directly and indirectly, by the Families; see
                         discussion in Item 4)
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Class B Shares (23,069,174 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0% Class B Shares (2.1% of total capital stock of Grupo Galicia;
          see discussion in Item 4)
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

CUSIP No. 399909100                    13G                   Page 6 of 13 Pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fundacion Banco de Galicia y Buenos Aires S.A.
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Argentina
--------- ----------------------------------------------------------------------
NUMBER OF         5      SOLE VOTING POWER
SHARES                   0% of Class B Shares (5.0% of total votes,
                         aggregating all shares of capital stock of Grupo
                         Galicia; see discussion in Item 4)
                 ------- -------------------------------------------------------
BENEFICIALLY      6      SHARED VOTING POWER
OWNED BY                 73.4% (represents total votes of all shares of
                         capital stock owned, directly and indirectly, by the
                         Families; see discussion in Item 4)
                 ------- -------------------------------------------------------
EACH              7      SOLE DISPOSITIVE POWER
REPORTING                 0%
                 ------- -------------------------------------------------------
PERSON WITH       8      SHARED DISPOSITIVE POWER
                         46.1% (total capital stock of Grupo Galicia owned,
                         directly and indirectly, by the Families; see
                         discussion in Item 4)
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Class B Shares (22,210,323 Class A Shares; see discussion in Item
          4).
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0% Class B Shares (2.0% of total capital stock of Grupo Galicia; see discussion in Item 4)
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

CUSIP No. 399909100                    13G                   Page 7 of 13 Pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Eduardo Jose Escasany
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Argentina
--------- ----------------------------------------------------------------------
NUMBER OF         5      SOLE VOTING POWER
SHARES                   0.9% of Class B Shares (10.7 % of total votes,
                         aggregating all shares of capital stock of Grupo
                         Galicia owned directly and indirectly; see discussion
                         in Item 4)
                 ------- -------------------------------------------------------
BENEFICIALLY      6      SHARED VOTING POWER
OWNED                    BY 73.4% (represents total votes of all shares
                         of capital stock owned, directly and
                         indirectly, by the Families; see discussion in
                         Item 4)
                 ------- -------------------------------------------------------
EACH              7      SOLE DISPOSITIVE POWER
REPORTING                1.9% of Class B Shares
                 ------- -------------------------------------------------------
PERSON WITH       8      SHARED DISPOSITIVE POWER
                         46.1% (total capital stock of Grupo Galicia owned,
                         directly and indirectly, by the Families; see
                         discussion in Item 4)
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,947,950 Class B Shares (64,113,224 of total capital stock of Grupo Galicia; see discussion in Item 4).
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.9% Class B Shares (5.9% of total capital stock of Grupo Galicia;
          see discussion in Item 4)
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

CUSIP No. 399909100                    13G                   Page 8 of 13 Pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EBA Holding S.A.
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Argentina
--------- ----------------------------------------------------------------------
NUMBER OF         5      SOLE VOTING POWER
SHARES                   0% of Class B Shares (63.4% of total votes,
                         aggregating all shares of capital stock of
                         Grupo Galicia; see discussion in Item 4)
                 ------- -------------------------------------------------------
BENEFICIALLY      6      SHARED VOTING POWER
OWNED                    BY 73.4% (represents total votes of all shares
                         of capital stock owned, directly and
                         indirectly, by the Families; see discussion in
                         Item 4)
                 ------- -------------------------------------------------------
EACH              7      SOLE DISPOSITIVE POWER
REPORTING                0% of Class B Shares (25.7% of total capital stock of
                         Grupo Galicia)
                 ------- -------------------------------------------------------
PERSON WITH       8      SHARED DISPOSITIVE POWER
                         46.1% (total capital stock of Grupo Galicia owned,
                         directly and indirectly, by the Families; see
                         discussion in Item 4)
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Class B Shares (281,221,650 Class A Shares; see discussion in Item
          4).
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0% Class B Shares (25.7% of total capital stock of Grupo Galicia; see discussion in Item 4).
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

CUSIP No. 399909100                    13G                   Page 9 of 13 Pages

Item 1(a).  Name of Issuer:

         Grupo Financiero Galicia S.A. ("Grupo Galicia")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         Tte. Gral. Juan D. Peron 456 - 2nd floor (C1038AAJ) - Buenos Aires, Argentina

Item 2(a).  Name of Person Filing:

         This statement is filed on behalf of:

         (i) Maria Ofelia Escasany, Eduardo J. Escasany, Maria Teresa Ayerza, Adela Maria Ayerza de Gutierrez and Abel Ayerza (collectively, the "Individuals");

         (ii) EBA Holding S.A. ("EBA");

         and

         (iii) the Fundacion Banco de Galicia y Buenos Aires S.A., an Argentine non-profit organization which provides various services to employees of Banco de Galicia y Buenos Aires S.A. ("Banco Galicia") (the "Fundacion" and, together with the Individuals and EBA, the "Reporting Persons").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         The principal business address of the Reporting Persons is:

              c/o Grupo Financiero Galicia S.A.
              Tte. Gral. Juan D. Peron 456 - 2nd floor
              (C1038AAJ) - Buenos Aires, Argentina

Item 2(c).  Citizenship:

         Each of EBA and the Fundacion is organized under the laws of the Republic of Argentina, with its principal executive offices in Buenos Aires, Argentina, and each of the Individuals is a citizen and resident of the Republic of Argentina.

Item 2(d).  Title of Class of Securities:

         Class B Shares; see discussion in Item 4.

Item 2(e).  CUSIP Number:

         The CUSIP number for the ADSs evidencing the Class B Shares is 399909100.

CUSIP No. 399909100                    13G                   Page 10 of 13 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         (a)   /_/  Broker or Dealer registered under Section 15 of the Act,

         (b)   /_/ Bank as defined in Section 3(a)(6) of the Act,

         (c)   /_/ Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) /_/ Investment Company registered under Section 8 of the Investment Company Act of 1940,

         (e)   /_/ Investment Adviser in accordance with Rule 13d-1
                   (b)(1)(ii)(E),

         (f) /_/ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

         (g) /_/ Parent Holding Company or Control Person in accordance with Rule 13d-1 (b)(1)(ii)(G) ,

         (h) /_/ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) /_/ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940,

         (j)   /_/ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a) Amount beneficially owned:

               The Reporting Persons beneficially own 35,506,605 Class B
               Shares.

         (b) Percent of class:

               The Class B Shares beneficially owned by the Reporting Persons represent 4.37% of the outstanding Class B Shares.

         (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    35,506,605 Class B Shares

               (ii) shared power to vote or to direct the vote:

                    35,506,605 Class B Shares

CUSIP No. 399909100                    13G                   Page 11 of 13 Pages

               (iii) sole power to dispose or to direct the disposition of:

                     35,506,605 Class B Shares

               (iv)  shared power to dispose or to direct the disposition of:

                     35,506,605 Class B Shares


The outstanding capital stock of Grupo Galicia consists of Class A Shares (the "Class A Shares") and Class B Shares (the "Class B Shares"), each with Ps.1.00 par value. EBA currently owns 100% of the Class A Shares, and members of the Escasany, Ayerza and Braun families (the "Families") and the Fundacion own 100% of the capital stock of EBA. Members of the Families currently own directly 222,319,795 or 27.41% of Grupo Galicia's Class B Shares.

Each Class A share is entitled to 5 votes and each Class B share is entitled to 1 vote at a shareholders' meeting. However, Class A Shares are entitled to only 1 vote in certain extraordinary matters. Grupo Galicia's by-laws provide that all distinctions between the Class A Shares and Class B Shares will be eliminated upon the occurrence of certain change of control events.

The following table presents the number of Grupo Galicia's shares outstanding as of December 31, 2003, and voting interest that the shares represent:



Shares                               Number of Shares               % of Capital Stock           % of Voting

Class A Shares                               281,221,650                         25.74%                63.42%

Class B Shares                               811,185,367                         74.26%                36.58%

       Total                               1,092,407,017                        100.00%               100.00%

For purposes of this report on Form 13G, the Reporting Persons are disclosing information regarding their direct holdings in Grupo Galicia through their direct ownership of Class B Shares and through their indirect holdings in Grupo Galicia through their ownership of Class A Shares held through EBA.

On September 13, 1999, the Families formed EBA to hold the Families Class A Shares in Grupo Galicia. EBA Holding's capital structure consists of Class A Shares, each of which is entitled to 5 votes, and Class B Shares, each of which is entitled to 1 vote. Currently, EBA Holding only has Class A Shares outstanding. EBA Holding's by-laws currently provide for certain restrictions on the sale or transfer of its Class A Shares. While the Class A Shares of EBA Holding may be transferred to any other Class A shareholder of EBA, any transfer of such Class A Shares to third parties would automatically result in the conversion of the sold shares into Class B Shares, having one vote per share, of EBA Holding. In addition, EBA Holding's by-laws contain rights of first refusal, buy-sell provisions and tag-along rights.

CUSIP No. 399909100                    13G                   Page 12 of 13 Pages

A public shareholder of Banco Galicia, who indirectly owns in excess of 5% of the outstanding capital stock of Banco Galicia, has granted a right of first refusal for the purchase of all or part of its shares to certain of the members of the Families in the event such public shareholder decides to sell all or part of its Banco Galicia shares.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification

Not applicable.

CUSIP No. 399909100                    13G                   Page 13 of 13 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By    /s/Silvestre Vila Moret                                                       February 13, 2004
  --------------------------------------
     Name:  Silvestre Vila Moret as attorney in fact for Maria Ofelia Escasany



 By  /s/Eduardo J. Escasany                                                         February 13, 2004
   -------------------------------------
     Name:  Eduardo J. Escasany



By   /s/Abel Ayerza                                                                February 13, 2004
  --------------------------------------
    Name:  Abel Ayerza as attorney in fact for Maria Teresa Ayerza



By   /s/Abel Ayerza                                                                 February 13, 2004
   -------------------------------------
    Name:  Abel Ayerza as attorney in fact for Adela Maria Ayerza de Gutierrez



By   /s/Abel Ayerza                                                                 February 13, 2004
   -------------------------------------
    Name:  Abel Ayerza



FUNDACION BANCO DE GALICIA Y                                                        February 13, 2004
BUENOS AIRES S.A.


       /s/Eduardo J. Escasany
     -----------------------------------
     Eduardo J. Escasany
     Vice President




EBA HOLDING S.A.                                                                    February 13, 2004


       /s/Arturo E. Santillan
     -----------------------------------
     Arturo E. Santillan
     President


                                     EXHIBIT

                             JOINT FILING AGREEMENT
                           -------------------------

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the signatories to the attached Schedule 13G, dated February 13, 2004, hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class B Ordinary Shares, with Ps. 1.00 par value, of Grupo Financiero Galicia S.A., and that this Agreement may be included as an Exhibit to such joint filing. Each signatory to the Schedule 13G acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.